FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2004

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

___________________________________

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

December 9, 2004

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

	Change in Outstanding and Reserved Securities
	Issued and Outstanding Share Summary	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		42,786,174
ADD:	Stock Options Exercised
	Share Purchase Plan
	Dividend Reinvestment Plan
	Exercise Warrants
	Private Placement
	Conversion
	Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
	Redemption
	Other Cancellation (provide description)
	Closing Issued and Outstanding Share Balance*		42,786,174

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				0
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

				SUBTOTAL

Stock Option Outstanding – Pre Plan — Closing Balance				0

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				2,638,000
	Options Granted: (ADD)
	Date of Grant	Name of Optionee	ExpiryDate	Exercise Price	# of Options Granted
	Nov.9/04	John Zhang	Nov.8/09	$13.60	50,000
	Nov.9/04	Jaqueline Evans-Atkinson	Nov.8/09	$13.60	10,000
	Nov.9/04	Christina Wardell	Nov.8/09	$13.60	5,000
				SUBTOTAL	65,000

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

				SUBTOTAL

Stock Option Outstanding – Post Plan — Closing Balance				2,703,000
Stock Option Outstanding – Closing Balance – Grand Total				2,703,000

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			2,642,000
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Exercised (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			2,642,000

	RESERVED BUT NOT YET GRANTED (AS PER COMPANY)
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			504,000
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)			(65,000)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			439,000

All information reported in this Form is for the month of November 2004

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	November 5, 2004

SOUTHWESTERN RESOURCES CORP.

THIRD QUARTER REPORT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

Management’s Discussion and Analysis

SEPTEMBER 30, 2004 AND 2003

General

The following Management’s Discussion and Analysis of Southwestern Resources Corp. (the “Company” or “Southwestern”), dated as at November 9, 2004, should be read in conjunction with the unaudited and audited consolidated financial statements including the notes thereto for the period ended September 30, 2004 and year ended December 31, 2003 respectively.

The accompanying financial statements and related notes are prepared in accordance with Canadian generally accepted accounting principles.

Southwestern is a development stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties, especially with the potential to host gold, silver and base metals, and is currently active in China and Peru. The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario, and trades on the Toronto Stock Exchange under the symbol SWG.

The Company conducts its exploration independently as well as through joint venture agreements with third parties whereby a third party earns an interest in the Company’s property by fulfilling terms as outlined in the agreement. The majority of joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company’s properties over a period of time. Typically, the partner may earn up to a 70% interest in the property by funding all or a portion of the exploration costs and 100% of the development and construction costs required to bring a mine into operation. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project.

Following the retirement of George H. Plewes on August 1, 2004, the Company appointed W. David Black, who has been a director of Southwestern since 2000, as Chairman of the Board of Directors. Mr. Black brings a significant amount of depth and experience as a result of his long and distinguished career both as a lawyer and in his capacity as a director for numerous public companies.

The Board of Directors and management is very grateful to George Plewes, as one of the founders of Southwestern, for his contribution to the Company’s success through his dedication, insightful guidance and tireless efforts to ensure the financial health of the Company over the past 14 years.

Mr. Plewes will continue his relationship with the Company as a financial consultant.

1 Southwestern Resources Corp.

Overall Performance

During the nine months ended September 30, 2004, the Company raised gross proceeds of $40.8 million by issuing 1,150,000 common shares at a price of $35.50 per share (prior to the two for one stock split) and an additional $3.3 million pursuant to the exercise of stock options. The funds raised are being used to continue the extensive drilling program on the Boka Gold Project, fund the Company’s projects in Peru, and for general working capital.

The Company’s exploration programs on its three most active projects – the Boka Gold Project in China and the Liam and Antay projects in Peru – all progressed well during the third quarter.

Highlights – Boka Gold Project

  Resource drilling program on a 100 metre by 50 metre spacing continues to delineate wide zones of gold mineralization.

  Impressive intersection of 77.45 metres grading 10.2 grams per tonne gold in hole B04-49 drilled at Boka 1 North.

  Further 1,400 soil results received and several significant gold in soil anomalies delineated with values up to 2.1 grams per tonne gold.

  Boka 7 Lower Zone – sampling of trenches and outcrop defines 600 metre long zone of gold mineralization. Average width 10 metres and open to north and south.

Highlights – Liam Gold-Silver Project

  Drill results expand area of Cerro Crespo mineralization.

  24.55 metre intersection of 6 grams per tonne gold and 67.6 grams per tonne silver at Cerro Queschca.

  Four new gold-silver zones discovered. Joint Venture area expanded.

Boka Gold Project – China

The Company’s principal property is the Boka Gold Project in Yunnan Province, China which Southwestern acquired in late 2002 and where an extensive drilling program is presently under way. The Boka Gold Project covers an area of 163 square kilometres of exploration concessions and mining leases located about 280 kilometres north of the capital city of Kunming in northern Yunnan Province and adjoins, along the southwest edge, the Dongchuan Copper Camp which has been mined continuously since the 1950’s.

The Company has earned a 70% interest in the joint venture company that holds the Boka Gold Project by contributing in excess of US$3 million. The Company can earn a 90% interest by contributing a total of US$4,010,000 to the joint venture company and making a payment of US$1.7 million to Team 209 of the Nuclear Industry of Yunnan Province (“Team 209”), the joint venture partner. Team 209 will retain a 10% carried interest.

Southwestern Resources Corp. 2

The cash payment of US$1.7 million to Team 209 was made in January 2004 as a result of which Team 209 ceased its small scale mining operations on Boka 1. As at September 30, 2004, the Company had spent an aggregate of approximately $9.6 million (includes $4.0 million in drilling costs) on the Project including the payment to Team 209.

Exploration work has focused on drilling the Boka 1 Gold Zone at 100 metre by 50 metre spacing and on follow-up trenching and tunnelling on gold in soil anomalies.

To date, 57 drill holes have been completed and a further seven are in progress. The Company has received assay results for 49 holes with the most dense drilling having been completed on the southern portion of Boka 1 South. This grid drilling has shown good lateral and downdip continuity of the mineralization. Recently completed hole B04-49, located in Boka 1 North, intersected 77.45 metres of 10.2 grams per tonne gold about 300 metres downdip from outcropping mineralization. A 4 metre section within this hole containing abundant visible gold graded 78.3 grams per tonne gold.

The drilling program has been expanded to 40,000 metres and it is anticipated that a resource estimate will be available for the Boka 1 Gold Zone by mid-2005.

On the regional soil program, results were received for a further 1,400 samples. Several new significant gold in soil anomalies have been defined on the southern portion of the Joint Venture concessions. Several soils have returned values of above 1 gram per tonne gold with numerous results in the 0.4 to 0.6 grams per tonne gold range. Based on historical exploration, there is a good correlation between gold in soil anomalies and surface mineralization. The newly delineated gold in soil anomalies represent priority targets and these will be trenched and sampled in detail.

Trenching and tunnelling have been completed at the Boka 7 Lower Zone. A 10 metre wide breccia with up to 5 grams per tonne gold has been traced along strike for 600 metres and represents a further drill target. It is anticipated that drilling of this zone will commence in the first quarter of 2005.

Liam Gold-Silver Project – Peru

The Company’s main property in Peru, the Liam Gold-Silver Project, is located about 190 kilometres northwest of the city of Arequipa.

In November 2003, the Company executed a formal joint venture agreement with Newmont Peru Limited (“Newmont”) pursuant to which Newmont is earning a 50% interest in the Company’s 100% owned Liam Core Area covering 3,500 hectares, by spending US$5 million over a three year period including a minimum expenditure of US$1 million and 5,000 metres of drilling in each year. Newmont has the option to earn an additional 10% by producing a positive feasibility study, and a further 10% by funding all the costs to place the Property into commercial production.

3 Southwestern Resources Corp.

In addition, Newmont and Southwestern executed the Liam Regional Joint Venture Agreement under which both parties contributed exploration concessions covering a total of 81,789 hectares. Southwestern is the operator of the Liam Regional Joint Venture and each of the parties is funding 50% of the initial US$5 million of expenditures over a five year period.

The Liam Gold-Silver Project is advancing on schedule and both the Core Area and Regional Area are undergoing intense exploration. In the Core Area, Newmont, as operator, completed detailed sampling programs, geophysics, metallurgical studies and building of infrastructure including a large base camp and roads to Cerro Queshca. All of this work was in preparation for a major drilling program which commenced in the second quarter of 2004.

Within the Core Area, a further four drill holes were completed at Cerro Crespo, eleven holes at Cerro Queshca and two holes south of Cerro Crespo during the third quarter. Results of the drilling program expanded known mineralization at Cerro Crespo a further 200 metres to the north. The extent of the new gold-silver zone will be tested with additional drilling. At Cerro Queschca, one hole intersected high-grade gold and silver mineralization in what appears to be steeply dipping east-west trending structures.

The exploration program on the Regional Area resulted in the discovery of four new gold zones. The most significant of these is the A Zone which is associated with a 400 metre by 600 metre vuggy silica zone. Preliminary rock chip sampling of surface material indicates gold values averaging above 1 gram per tonne and silver values averaging above 100 grams per tonne. The A Zone represents a priority drill target. Additional drill targets include the B Zone and Ibel Zone. Also, the Joint Venture will be drill testing broad resistivity highs situated below post mineral cover.

Antay Project – Peru

The Antay Project is comprised of 50,000 hectares of exploration concessions owned 100% by Southwestern. An aggressive exploration program was completed during the last quarter and included collecting 327 rock chip samples, 81 stream sediments, induced polarization geophysics and mapping of alteration. Results of this program have conclusively shown that the Property is underlain by a series of mineralized porphyries and an extensive oxide copper zone in the overlying quartzites. The largest of the porphyries is Sayta, located in the northern portion of the concessions with an exposed area of 1,000 metres by 500 metres. Sayta could be more extensive as it is overlain by quartzites and younger volcanics to the west and east. At Sayta, oxide copper near the contact with the underlying porphyry is common and hosted by breccias or distributed as disseminations along bedding. Sulphides are generally restricted to outcrops in the Livitaca River Valley, the bottom of which is about 400 metres below the copper oxide zone in quartzites. Although assay results in the porphyries are quite variable in places, copper grades can exceed 2% with associated molybdenum and gold.

As mentioned, the Antay Project has undergone a comprehensive surface exploration program including extensive rock chip sampling, stream sediment sampling, geological mapping and

Southwestern Resources Corp. 4

induced polarization geophysics. All of this work has shown that the Antay Property is underlain by several porphyry copper systems. A number of priority drill targets have been delineated.

Antay represents a new porphyry copper discovery in Peru and is located in the same structural belt controlling the Tintaya and Ferrobamba copper camps.

Other Projects

The Poracota Property in Peru was optioned in 2002 to Compania de Minas Buenaventura S.A.A. whereby the Company agreed to sell its 50% interest for US$4.5 million payable in installments with the largest payment of US$3.9 million due by 2006. To date the Company has received US$300,000. However, the Company has no assurance that the remaining payments will be received.

The Company also holds equity interests in a number of junior mining companies involved in gold, base metals and diamond exploration in Canada and China. The aggregate market value of these investments at September 30, 2004 was $8.4 million (see note 5, “Investments,” in the notes to consolidated financial statements).

Results of Operations

The consolidated loss for the three months and nine months ended September 30, 2004 was $1.4 million or $0.03 per share and $17.3 million or $0.42 per share, respectively, reflecting a year to date increase of $10.2 million from the nine month period ended September 30, 2003.

The increase is a reflection of stock-based compensation expense amounting to $12.0 million ($11.6 million of which was recorded in the first quarter) recorded as a result of grants totalling 1,729,000 stock options at a weighted-average price of $17.49 to directors, officers, employees and consultants in Canada, China and Peru.

Effective January 1, 2004, the Company is required to record stock-based compensation expense for all stock option grants during the period using a fair value based method. The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and does not affect the Company’s equity nor is the Company required to make any payments for such transactions (see MD&A section “Critical Accounting Policies and Estimates”).

General and administrative expense increased by approximately $30,000 for the three months and $447,000 for the nine months ended September 30, 2004 due to an increase in consulting fees, shareholder information and office overhead costs which was partially offset by a small decrease in salaries and legal fees.

General exploration expense relates to expenditures of a general reconnaissance nature along with some of the costs of maintaining the Company’s foreign exploration offices. General exploration expense remained relatively unchanged from the previous year during the nine months ended September 30, 2004.

5 Southwestern Resources Corp.

During the nine month period ended September 30, 2004, the Company wrote off $3.2 million in resource property expenditures relating to various non-core properties in Peru ($1.5 million) and the Tecka Project in Argentina ($1.7 million). The Company had earned a 45% interest in the Tecka Project but discontinued funding it in early 2003 after conducting an initial exploration program.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars. The foreign exchange loss recorded in the current quarter and nine month period reflects, on average, a strengthening of the Canadian dollar since December 31, 2003 in comparison to the first nine months of 2003.

Interest and other income of $311,000 and $785,000 for the three and nine month periods ended September 30, 2004 is comprised of interest earned on cash balances as well as management fees charged to affiliated companies pursuant to administrative services agreements. The increase is attributable to interest earned on higher cash balances resulting from financings completed in late 2003 and early 2004.

During the nine month period ended September 30, 2004, the Company recorded a loss of $37,000 as its equity in the operations of affiliated companies compared with losses of $1,196,000 during the same period in 2003. The large loss in 2003 was a result of the one time write off of Canabrava Diamond Corporation’s Brazilian operations. The Company also recorded a deemed disposition gain of $537,000 (2003 – nil) as a result of share issuances by Aurora Platinum Corp. (“Aurora”) and Superior Diamonds Inc. (“Superior”).

Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from such transactions.

Equity in operations of affiliated companies represents the Company’s share of the net gains or losses for the reporting period in a significantly influenced company.

Summary of Quarterly Results

(All numbers are in thousands except per share amounts)

FISCAL QUARTER ENDED	3rd Quarter Sept 30, 2004	2nd Quarter June 30, 2004	1st Quarter Mar 31, 2004	4th Quarter Dec 31, 2003

INTEREST AND OTHER INCOME	311	280	194	169
NET LOSS	(1,375)	(4,085)	(11,827)	(996)
LOSS PER SHARE	(0.03)	(0.10)	(0.30)	(0.02)

FISCAL QUARTER ENDED	3rd Quarter Sept 30, 2003	2nd Quarter June 30, 2003	1st Quarter Mar 31, 2003	4th Quarter Dec 31, 2002

INTEREST AND OTHER INCOME	100	103	73	109
NET LOSS	(925)	(3,240)	(2,888)	(9,410)
LOSS PER SHARE	(0.02)	(0.10)	(0.08)	(0.30)

Southwestern Resources Corp. 6

An analysis of the quarterly results over the last eight quarters reflects large variations in the first and second quarters between 2004 and 2003. During the first quarter of 2004, the increase was mainly due to stock-based compensation, while the increase in the second quarter was due to the write off of certain non-core properties in Peru and the Tecka Project in Argentina. The large loss in the last quarter of 2002 was due to the resource property cost write offs in Peru and Chile as well as the Company’s share of equity losses in affiliates due to the write off of assets in Brazil.

Financial Condition, Liquidity and Capital Resources

The Company is not in commercial production on any of its resource properties and, accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. The Company is in excellent financial condition with no long term debt and working capital as at September 30, 2004 of $53.6 million compared with $23.4 million as at December 31, 2003.

The increase of $30.2 million is attributed to net proceeds of $41.8 million from equity financings and the exercise of stock options which was partially offset by resource property and property, plant and equipment expenditures of $8.0 million ($9.2 million on a cash basis), net increase in investments due to share purchases of $0.8 million and operating expenditures of $2.8 million.

In March 2004, the Company received gross proceeds of $40,825,000 through the issuance of 1,150,000 common shares at a price of $35.50 per share (prior to the two for one stock split) to a syndicate of underwriters. The underwriters received a commission of 5% of gross proceeds.

In June 2004, the Company received shareholder and regulatory approval for a two for one stock split. The shares commenced trading on a split basis on June 15, 2004. Disclosure relating to common shares and stock options in these interim financial statements is presented on a split basis.

The carrying value of resource properties increased by $4.6 million reflecting exploration expenditures of $6.2 million incurred in China mainly on the Boka Gold Project and $1.6 million in Peru. The expenditures are offset by resource property costs written off relating to projects in Peru and Argentina amounting to $3.2 million.

In March 2004, the Company acquired 1.4 million shares of Maxy Gold Corp. pursuant to the exercise of 1.4 million warrants at a price of $0.40 per share for $560,000 and 137,000 shares of Aurora pursuant to the exercise of 137,000 warrants at a price of $2.50 per share for $342,500.

As a result of equity gains and share purchases, the total carrying value of investments increased by $1.4 million.

7 Southwestern Resources Corp.

With respect to contractual obligations, there are no material changes during the current interim period that are outside the ordinary course of the Company’s business.

As at September 30, 2004, there were 42,746,174 common shares and 2,678,000 stock options outstanding. There were no warrants outstanding.

Critical Accounting Policies and Estimates

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company’s share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

The Company’s financial assets and liabilities are cash and cash equivalents, exploration advances and other receivables, note receivable, investments and accounts payable and accrued charges. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature. Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose the Company to minimal risk.

Effective January 1, 2004, the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with recommendation of CICA 3870, “Stock-based Compensation and Other Stock-based Payments,” and has applied this change retroactively with restatement for new awards granted on or after January 1, 2002. The Company has adopted the fair value based method of accounting for stock-based compensation awards. Previously, the intrinsic value method was being applied for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options were granted. The total amount credited to contributed surplus, on awards granted prior to the Company’s adoption of CICA 3870 in respect of stock-based compensation, is $684,000 as at December 31, 2003. This was previously disclosed as the pro forma impact on net loss and net loss per share of the fair value based method.

With respect to Asset Retirement Obligations, application of the new standard has no impact on the Company’s financial disclosure.

Southwestern Resources Corp. 8

Related Party Transactions

During the nine months ended September 30, 2004, the Company paid a total of $631,008 (September 30, 2003 – $396,563) in consulting and management fees to directors and companies controlled by John Paterson, President and CEO, and Daniel Innes, Vice President, Exploration. Fees paid to Mr. Paterson and Mr. Innes are charged on a per diem basis while the former and current Chairman’s compensation is based on a monthly fee. Two of the independent directors received an annual fee of $15,000 each in September 2004. The Company received management fees totalling $144,000 (September 30, 2003 – $192,000) from Aurora ($8,000 per month), Superior ($4,000 per month) and Lake Shore Gold Corp. ($4,000 per month).

Integrity of Disclosure

The Company’s management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Outlook

The Company expects to focus the majority of its exploration activities in China and Peru and will continue to seek opportunities to form additional joint ventures in order to reduce shareholder risk. As a mineral exploration company, the future liquidity of Southwestern will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets. In management's view, the Company's cash position is more than sufficient to fund planned exploration expenditures and meet ongoing obligations as they become due.

Additional Information

Additional information is provided in the Company’s audited consolidated financial statements for the years ended December 31, 2003 and 2002 and the Company’s Annual Information Form and Information Circular. These documents are available on SEDAR at www.sedar.com.

9 Southwestern Resources Corp.

Consolidated Balance Sheets

UNAUDITED ($ in thousands)	September 30,2004	December 31, 2003
AS AT		(Note 1b)

Assets
CURRENT
CASH AND CASH EQUIVALENTS	$52,579	$23,539
EXPLORATION ADVANCES AND OTHER RECEIVABLES	1,153	276
	53,732	23,815

PROPERTY, PLANT AND EQUIPMENT (note 3)	699	392
RESOURCE PROPERTIES (note 4)	20,139	15,526
INVESTMENTS (note 5)	6,732	5,331
NOTE RECEIVABLE (note 2)	200	200
	$81,502	$45,264

Liabilities
CURRENT
ACCOUNTS PAYABLE AND ACCRUED CHARGES	$120	$401

Shareholders’ Equity
SHARE CAPITAL (note 6)	149,411	107,635
CONTRIBUTED SURPLUS	14,533	2,503
DEFICIT	(82,562)	(65,275)
	81,382	44,863
	$81,502	$45,264

See accompanying notes to consolidated financial statements

APPROVED BY THE BOARD

JOHN G PATERSON

Southwestern Resources Corp. 10

Consolidated Statements of Loss and Deficit

UNAUDITED ($ in thousands)
	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
Expenses
GENERAL AND ADMINISTRATIVE (note 9)	$584	$554	$2,243	$1,796
DEPRECIATION	9	10	27	32
FOREIGN EXCHANGE	268	(10)	100	744
GENERAL EXPLORATION	436	294	1,121	977
RESOURCE PROPERTY COSTS WRITTEN OFF (note 4)	–	–	3,159	1,906

LOSS BEFORE UNDERNOTED ITEMS	(1,297)	(848)	(6,650)	(5,455)

INTEREST AND OTHER INCOME	311	100	785	276
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES (note 5)	–	–	537	–
GAIN ON SALE OF INVESTMENT	–	–	108	–
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES (note 5)	(91)	141	(37)	(1,196)
STOCK-BASED COMPENSATION (note 6d)	(298)	(318)	(12,030)	(678)

NET LOSS FOR THE PERIOD	(1,375)	(925)	(17,287)	(7,053)

DEFICIT AT BEGINNING OF PERIOD	(81,187)	(63,354)	(65,275)	(57,226)

DEFICIT AT END OF PERIOD	$(82,562)	$(64,279)	$(82,562)	$(64,279)

LOSS PER SHARE	$(0.03)	$(0.02)	$(0.42)	$(0.20)

WEIGHTED - AVERAGE NUMBER OF SHARES OUTSTANDING	42,514,757	35,506,508	41,522,163	34,394,470

See accompanying notes to consolidated financial statements

11 Southwestern Resources Corp.

Consolidated Statements of Cash Flows

UNAUDITED ($ in thousands)
	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003

Operating Activities
NET LOSS FOR THE PERIOD	$(1,375)	$(925)	$(17,287)	$(7,053)
ITEMS NOT INVOLVING CASH
DEPRECIATION	9	10	27	32
RESOURCE PROPERTY COSTS WRITTEN OFF	–	–	3,159	1,906
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES	–	–	(537)	–
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES	91	(141)	37	1,196
STOCK-BASED COMPENSATION	298	318	12,030	678
GAIN ON SALE OF INVESTMENT	–	–	(108)	–
	(977)	(738)	(2,679)	(3,241)
CHANGE IN NON-CASH OPERATING
WORKING CAPITAL ITEMS:
INCREASE IN EXPLORATION ADVANCES AND OTHER RECEIVABLES	(56)	(73)	(47)	(49)
INCREASE (DECREASE) IN ACCOUNTS PAYABLE AND ACCRUED CHARGES	28	56	(38)	32
	(1,005)	(755)	(2,764)	(3,258)

Investing Activities
RESOURCE PROPERTY EXPENDITURE	(1,772)	(1,091)	(8,770)	(3,092)
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT	(11)	(3)	(448)	(59)
SALE OF INVESTMENT	–	–	149	–
INCREASE IN INVESTMENTS	–	–	(903)	–
	(1,783)	(1,094)	(9,972)	(3,151)

Financing Activity
SHARES ISSUED	1,433	15,737	41,776	20,436
	1,433	15,737	41,776	20,436

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(1,355)	(13,888)	29,040	14,027
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	53,934	4,940	23,539	4,801
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$52,579	$18,828	$52,579	$18,828
CASH AND CASH EQUIVALENTS CONSIST OF:
CASH	$51,382	$1,386	$51,382	$1,386
SHORT-TERM INVESTMENTS	1,197	17,442	1,197	17,442
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$52,579	$18,828	$52,579	$18,828

See accompanying notes to consolidated financial statements

Southwestern Resources Corp. 12

Notes to Consolidated Financial Statements

SEPTEMBER 30, 2004 AND 2003

(All tabular dollar amounts are in thousands of dollars)

1. Significant Accounting Policies

a) These consolidated financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation have been included.

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements dated December 31, 2003, except as described in Note 1b. These financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto for the fiscal year ended December 31, 2003.

b) Effective January 1, 2004, the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with the recommendations of CICA Handbook section 3870, “Stock-based Compensation and Other Stock-based Payments” and has applied this change retroactively with restatement for new awards granted on or after January 1, 2002. The Company has adopted the fair value based method of accounting for stock-based compensation awards using the Black-Scholes option pricing model. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options were granted. The total amount credited to contributed surplus, on awards granted prior to the entity’s adoption of CICA 3870 in respect of stock-based compensation, was $684,000 as at December 31, 2003. The deficit at January 1, 2004 was also increased by $684,000 as a result of this accounting change.

2. Note Receivable

As at September 30, 2004, the Company had in place an unsecured promissory note receivable from Superior Diamonds Inc. (“Superior”), a company with directors in common in which the Company has an equity investment, in the amount of $200,000 due January 15, 2007 and bearing interest at a rate of 6% per annum. Interest of $11,000 has been paid to date. In March 2004, the expiry date of the note was extended from January 15, 2005 and the rate of interest was changed from 7%.

13     Southwestern Resources Corp.

3. Property, Plant and Equipment

	-	-	-	-	September 30, 2004	December 31, 2003
	Cost		Accumulated Depreciation		Net Book Value	Net Book Value
OFFICE AND OTHER EQUIPMENT	$683			$535	$148	$136
COMPUTER EQUIPMENT	749			592	157	120
VEHICLES	892			498	394	136

	$2,324			$1,625	$699	$392

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $113,162 (September 30, 2003 – $53,438) for the nine months ended Septem-ber 30, 2004.

4. Resource Properties
a)
	September 30, 2004	December 31, 2003

Peru
PORACOTA	$4,265	$4,265
LIAM	2,991	2,566
BAMBAS WEST	689	676
PUNO	–	561
ANTAY	538	–
OTHER	1,604	1,903
TOTAL PERU	10,087	9,971

China
BOKA	9,606	3,760
OTHER	446	107
TOTAL CHINA	10,052	3,867
ARGENTINA /TECKA	–	1,688
TOTAL	$20,139	$15,526

b) For the nine months ended September 30, 2004, the significant expenditures were as follows:

	Boka	Antay	Other	Total

BALANCE, BEGINNING OF PERIOD	$3,760	$–	$11,766	$15,526
PROPERTY ACQUISITION AND MAINTENANCE	2,463	241	246	2,950
ANALYTICAL	191	24	(45)	170
GEOPHYSICS	17	48	–	65
GEOLOGY	680	159	815	1,654
DRILLING	2,310	–	22	2,332
RESEARCH	41	35	114	190
PROJECT ADMINISTRATION	144	31	236	411
PROPERTY COSTS WRITTEN OFF	–	–	(3,159)	(3,159)
BALANCE, END OF PERIOD	$9,606	$538	$9,995	$20,139

Southwestern Resources Corp. 14

For the year ended December 31, 2003, the significant expenditures were as follows:

	Boka	Liam	Other	Total
BALANCE, BEGINNING OF YEAR	$469	$968	$10,804	$12,241
PROPERTY ACQUISITION AND MAINTENANCE	4	113	(68)	49
ANALYTICAL	215	124	37	376
GEOLOGY	658	494	172	1,324
DRILLING	1,684	679	118	2,481
RESEARCH	8	88	39	135
PROJECT ADMINISTRATION	722	100	4	826
PROPERTY COSTS WRITTEN OFF	–	–	(1,906)	(1,906)
BALANCE, END OF YEAR	$3,760	$2,566	$9,200	$15,526

During the nine month period ended September 30, 2004, the Company wrote off $3,159,000 (September 30, 2003 – $1,906,000) in resource property expenditures of which $1,471,000 related to miscellaneous properties in Peru and $1,688,000 related to the Tecka Project in Argentina.

5. Investments
a)	September 30, 2004
	Ownership %	Carrying Value	Quoted Market Value
Significantly influenced affiliates
AURORA PLATINUM CORP.	15.8	$5,359	$4,131
SUPERIOR DIAMONDS INC.	15.2	86	1,726
		5,445	5,857
Other
MAXY GOLD CORP.	11.6	970	1,600
JINSHAN GOLD MINES INC.*	2.2	317	946
		$6,732	$8,403

	December 31, 2003
	Ownership %	Carrying Value	Quoted Market Value
Significantly influenced affiliates
AURORA PLATINUM CORP.	16.0	$4,599	$9,922
SUPERIOR DIAMONDS INC.	16.2	5	3,051
		4,604	12,973
Other
MAXY GOLD CORP.	6.4	410	4,164
JINSHAN GOLD MINES INC.*	2.2	317	3,235
		$5,331	$20,372

*Pacific Minerals Inc. changed its name during the first quarter of 2004 to Jinshan Gold Mines Inc.

15 Southwestern Resources Corp.

b)

	Three months ended September 30, 2004		Three months ended September 30, 2003		Nine months ended September 30, 2004		Nine months ended September 30, 2003
	Gain on Shares Issued by Affiliated Companies (i)	Equity in Operations of Affiliated Companies (ii)	Gain on Shares Issued by Affiliated Companies (i)	Equity in Operations of Affiliated Companies (ii)	Gain on Shares Issued by Affiliated Companies (i)	Equity in Operations of Affiliated Companies (ii)	Gain on Shares Issued by Affiliated Companies (i)	Equity in Operations of Affiliated Companies (ii)
AURORA PLATINUM CORP.	$–	$(68)	$–	$141	$385	$34	$–	$83
SUPERIOR DIAMONDS INC.	–	(23)	–	–	152	(71)	–	(1,279)
	$–	$(91)	$–	$141	$537	$(37)	$–	$(1,196)

i) Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled entity is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from these transactions.

ii) Equity in operations of affiliated companies represents the Company’s share of the net losses for the reporting period in a significantly influenced company.

During the first quarter of 2004, the Company sold its remaining shares of Consolidated Jaba Inc., an investment it had written off in 2002, and recorded a gain of $108,000 (December 31, 2003 – $41,000). The Company received total proceeds of $149,000 for the sale of all of its shares.

6. Share Capital

a) Authorized unlimited common shares without par value.

b) Issued and outstanding during the period:

	For the nine months ended September 30, 2004		For the year ended December 31, 2003
	Number of Shares Outstanding (thousands)	Amount	Number of Shares Outstanding (thousands)	Amount
BEGINNING OF PERIOD	39,122	$107,635	31,780	$80,879
PUBLIC OFFERING	2,300	38,523	3,064	14,206
PRIVATE PLACEMENT	–	–	900	6,750
WARRANTS EXERCISED	–	–	2,212	4,148
OPTIONS EXERCISED	1,324	3,253	1,166	2,942
SHARES CANCELLED	–	–	–	(1,290)
END OF PERIOD	42,746	$149,411	39,122	$107,635

On March 4, 2004, the Company received gross proceeds of $40,825,000 pursuant to the issuance of 1,150,000 common shares at a price of $35.50 per share to a syndicate of underwriters. Total share issue costs amounted to $2,322,712. The Company is using the proceeds to fund its exploration programs in China and Peru, to generate new projects and for working capital.

Southwestern Resources Corp. 16

In June 2004, the Company received shareholder and regulatory approval for a two for one stock split. The shares commenced trading on a split basis on June 15, 2004. All share and per share numbers reflect this change.

c) Stock Options

Under the Company’s stock option plan there were 2,678,000 options outstanding at September 30, 2004 with a weighted-average price of $11.89.

	For the nine months ended September 30, 2004		For the year ended December 31, 2003
	Number of Shares (thousands)	Weighted-Average ExercisePrice	Number of Shares (thousands)	Weighted-Average ExercisePrice
OUTSTANDING AT BEGINNING OF PERIOD	2,274	$2.13	3,258	$2.09
GRANTED	1,729	$17.49	182	$5.46
EXERCISED	(1,325)	$2.45	(1,166)	$2.53
OUTSTANDING AT END OF PERIOD	2,678	$11.89	2,274	$2.13

d) Stock-based Compensation

As a result of 1,729,000 stock options granted during the nine month period ended September 30, 2004, the Company recorded $12,030,000 (September 30, 2003 – $407,000) as stock-based compensation expense and included this amount in contributed surplus. The amount recognized for the three month period ended September 30, 2004 was $298,000 compared to $47,000 recorded during the same period in 2003. These values were determined using the Black-Scholes options pricing model. A weighted-average grant-date fair value of $6.96 (September 30, 2003 – $4.60) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 47% (September 30, 2003 – 96%); risk free interest rate of 5% (September 30, 2003 – 5%); and expected life of 3.5 years (September 30, 2003 – 5 years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make any payments for such transactions.

7. Related Party Transactions

During the nine month period ended September 30, 2004, the Company paid remuneration to a director and to companies controlled by directors in the amount of $631,008 (September 30, 2003 – $396,563). The Company received management fees, which are recorded as other income, totalling $144,000 (September 30, 2003 – $192,000) from Aurora, Superior and Lake Shore Gold Corp. There is also an amount of $11,985 (December 31, 2003 – $11,144) due to Southwestern from the above mentioned companies at September 30, 2004.

8. Segmented Information

Industry Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

17 Southwestern Resources Corp.

Geographic Information

The Company’s only sources of revenue for the nine month period ended September 30, 2004 arose from interest earned on corporate cash reserves and from a note issued to Superior, and management fees. The Company has non-current assets in the following geographic locations.

	September 30, 2004	December 31, 2003
PERU	$10,413	$10,175
CANADA	7,063	5,679
CHINA	10,294	3,907
ARGENTINA	–	1,688
	$27,770	$21,449
9. General and Administrative
	Three months ended September 30,2004	Three months ended September 30, 2003	Nine months ended September 30,2004	Nine months ended September 30, 2003
CONSULTING	$152	$136	$641	$400
SHAREHOLDER INFORMATION	30	50	315	195
OFFICE	152	153	490	426
LEGAL AND ACCOUNTING	54	40	181	155
TRAVEL	26	23	135	122
SALARIES AND BENEFITS	170	152	481	498
TOTAL	$584	$554	$2,243	$1,796

Southwestern Resources Corp. 18

SOUTHWESTERN

RESOURCES CORP.

PO Box 10102

Suite 1650

701 West Georgia Street

Vancouver, BC

Canada V7Y 1C6

Telephone 604 669 2525

Fax 604 688 5175

www.swgold.com

info@swgold.com